                      UNITED GROCERS, INC. AND SUBSIDIARIES
      Schedule of Computation of Ratio of Earnings to Fixed Charges

                                      For the Years Ended

                  Sept. 29    Sept. 30      Oct. 1       Oct. 2       Sept. 27
                    1995        1994         1993         1992          1991
                 ----------  -----------  -----------  -----------  -----------
Computation of
  Earnings:

Pretax Income    $2,153,474  $ 2,563,731  $ 2,290,818  $ 3,103,286  $ 2,699,466

Plus Patronage
 Dividend         8,350,000    8,730,168    9,000,000   10,211,000   10,427,000
Less
 capitalized
  interest             -0-          -0-       (64,929)    (578,611)       -0-

Total Earnings   10,503,474   11,293,899   11,225,889   12,735,675   13,126,466

Computation of
  Fixed Charges:
Total
 Interest
  Expense        12,773,947    9,156,822    8,281,946    9,303,377    9,051,471

Interest factor
 in rental
  Expense         5,350,735    5,172,638    4,864,189    3,769,920    3,254,212

Total
 Fixed
  Charges (1)    18,124,682   14,329,460   13,146,135   13,073,297   12,305,683

Total Earnings
 and Fixed
  Charges (2)    28,628,156   25,623,359   24,436,953   26,187,583   25,432,149

Ratio of
 Earnings
  to Fixed
   Charges
    (2)/(1)         1.58         1.79         1.85         1.97         2.07


Notes:
   A. Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges. Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.

   B. Interest portion of buildings and equipment rental expense was calculated at 60% for each year.

